Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 16, 2021

Relating to Preliminary Prospectus Supplement dated November 15, 2021

Registration No. 333-250144

NORWEGIAN CRUISE LINE HOLDINGS LTD.

46,858,854 ORDINARY SHARES

PRICING TERM SHEET

This pricing term sheet of Norwegian Cruise Line Holdings Ltd. relates only to the registered direct offering of its ordinary shares described in, and should be read together with, the preliminary prospectus supplement, dated November 15, 2021 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Norwegian Cruise Line Holdings Ltd.’s Registration Statement on Form S-3 (File No. 333-250144), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the ordinary shares offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Norwegian Cruise Line Holdings Ltd., a Bermuda company

Ticker / Exchange for Ordinary Shares:	NCLH / New York Stock Exchange (NYSE)

Number of Shares Offered:	46,858,854 ordinary shares

Pricing Date:	November 16, 2021

Trade Date:	November 17, 2021

Settlement Date:	November 19, 2021

NYSE Last Reported Sale Price of Issuer’s Ordinary Shares on Pricing Date:	$23.64 per ordinary share

Offering Price:	$23.64 per ordinary share

Concurrent Exchangeable Notes Offering:

Concurrent with this offering of ordinary shares, NCL Corporation Ltd. (“NCLC”), a subsidiary of the Issuer, is conducting a private offering (the “Exchangeable Notes Offering”) of $1,000 million aggregate principal amount of 1.125% exchangeable senior notes due 2027 (or $1,150 million aggregate principal amount of exchangeable senior notes due 2027 if the initial purchasers in such offering exercise their option to purchase additional exchangeable notes in full) (the “Exchangeable Notes”). The Exchangeable Notes Offering is only being made pursuant to a separate confidential offering memorandum, and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the Exchangeable Notes.

NCLC anticipates that the net proceeds from the Exchangeable Notes Offering, after deducting the initial purchasers’ discount but before offering expenses, will be approximately $975 million (or approximately $1,121 million if the initial purchasers exercise their option to purchase additional Exchangeable Notes in full). NCLC intends to use the net proceeds from the Exchangeable Notes Offering to repurchase up to $715,899,000 aggregate principal amount of NCLC’s 6.00% Exchangeable Senior Notes due 2024 (the “2024 Exchangeable Notes”) pursuant to privately negotiated agreements with a limited number of current holders of such 2024 Exchangeable Notes, which agreements are conditioned upon, among other matters, the consummation of the Exchangeable Notes Offering, to pay related premiums, fees and expenses and for general corporate purposes. See “Prospectus Supplement Summary—Concurrent Transactions” in the Preliminary Prospectus Supplement.

2024 Exchangeable Notes Repurchase Transactions:	Contemporaneously with the pricing of the ordinary shares in this offering, NCLC entered into separate and individually negotiated transactions with certain holders of the 2024 Exchangeable Notes to repurchase for cash up to $715,899,000 in aggregate principal amount of the 2024 Exchangeable Notes (the “Concurrent Note Repurchases”). The terms of the Concurrent Note Repurchases were individually negotiated with each holder of the 2024 Exchangeable Notes depending on several factors, including the market price of the ordinary shares and the trading price of the 2024 Exchangeable Notes at the time of each such Concurrent Note Repurchase. NCLC expects that certain holders of any 2024 Exchangeable Notes that NCLC agreed to repurchase that have hedged their equity price risk with respect to such 2024 Exchangeable Notes (the “Hedged Holders”) will, concurrently with or shortly after the pricing of the Exchangeable Notes, unwind all or part of their hedge positions by buying ordinary shares and/or entering into or unwinding various derivative transactions with respect to the ordinary shares. The amount of the ordinary shares to be purchased by the Hedged Holders may be substantial in relation to the historic average daily trading volume of the ordinary shares. The repurchase of the 2024 Exchangeable Notes, and the potential related market activities by holders of the 2024 Exchangeable Notes participating in the Concurrent Note Repurchases, could increase (or reduce the size of any decrease in) the market price of the ordinary shares and may have increased the initial exchange price of the Exchangeable Notes. NCLC cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Exchangeable Notes or the ordinary shares.

Use of Proceeds:

The gross proceeds from the sale of ordinary shares in this offering will be approximately $1,108 million before offering expenses. The Issuer intends to use the net proceeds from this offering to redeem up to $236.25 million aggregate principal amount of NCLC’s 12.25% Senior Secured Notes due 2024 and up to $262.50 million aggregate principal amount of NCLC’s 10.250% Senior Secured Notes due 2026, including any accrued but unpaid interest thereon, to pay related premiums, fees and expenses and for general corporate purposes.

 Changes to Preliminary Prospectus Supplement

1.	NCLC has increased the aggregate principal amount of the Exchangeable Notes offered from $800 million to $1,000 million (or $1,150 million if the initial purchasers exercise their option to purchase additional Exchangeable Notes in full).

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.